Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw Capital Group, Inc:

We consent to the incorporation by reference in this Registration Statement on Form S-8 (the “Registration Statement”) of Rodman & Renshaw Capital Group, Inc. and subsidiaries (the “Company”) of our report dated March 11, 2009, with respect to the consolidated balance sheet of the Company as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2008 which report appears in the December 31, 2008 annual report on Form 10-K of the Company, and to the reference to our Firm as experts in the Registration Statement. Our report refers to a change in the method of accounting for fair value measurements.

KPMG LLP

New York, New York
March 11, 2009